T BANCSHARES, INC.
16000 Dallas Parkway, Suite 125
Dallas, Texas 75248
(972) 720-9000
January 11, 2012
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael Clampitt

Re:	T Bancshares, Inc. Registration Statement on Form S-1 File No. 333-177766
Dear Mr. Clampitt:
     The undersigned, T Bancshares, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 9:30 a.m., Eastern time, on Friday, January 13, 2012, or as soon thereafter as practicable.
     In connection with this request, the Company acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
T Bancshares, Inc.

By: Name:	/s/ Patrick Howard Patrick Howard
Title:	President and Chief Executive Officer